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                                File No. 333-10907
                                             811-1978

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                     FORM N-4

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     /X/
         Pre-Effective Amendment No.   2                       /X/
         Post-Effective Amendment No.                          /  /

   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   /X/
         Amendment No.     /  /


                            (Exact Name of Registrant)
                         OHIO NATIONAL VARIABLE ACCOUNT A

                               (Name of Depositor)
                     THE OHIO NATIONAL LIFE INSURANCE COMPANY
               (Address of Depositor's Principal Executive Offices)
                                One Financial Way
                              Cincinnati, Ohio 45242
                          (Depositor's Telephone Number)
                                (513) 794-6316

                     (Name and Address of Agent for Service)
              Ronald L. Benedict, Second Vice President and Counsel
                     The Ohio National Life Insurance Company
                                   P.O. Box 237
                             Cincinnati, Ohio  45201

                                    Notice to:
                            W. Randolph Thompson, Esq.
                                    Of Counsel
                              Jones & Blouch L.L.P.
                                  Suite 405 West
                        1025 Thomas Jefferson Street, N.W.

                                 Washington, D.C. 20007

   Approximate Date of Proposed Public Offering: As soon after the effective date of this amendment as is practicable.

   Registrant is registering an indefinite amount of securites under the Securities Act of 1933 pursuant to Rule 24f-2. Registrant has previously made its election under Rule 24f-2 - No fee is due for this registration.

   It is proposed that this filing will become effective (check appropriate space):

         ___   immediately upon filing pursuant to paragraph (b)

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               on (date) pursuant to paragraph (b)
               60 days after filing pursuant to paragraph (a)(i)
               on (date) pursuant to paragraph (a)(i)
               75 days after filing pursuant to paragraph (a)(ii)
               on (date) pursuant to paragraph (a)(ii) of Rule 485.
   If appropriate, check the following box:
         ___   this  post-effective  amendment designates a new effective date for a previously filed
               post-effective amendment.












































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   The  registrant  hereby  amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
   Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   The Registrant hereby incorporates herein by reference all of the Pre-effective Amendment no. 1 of this Registration Statement (File no. 333-10907) other than (1) the list of Exhibits under Item no. 24 and (2) Item no. 32. This Pre-effective Amendment no. 2 is filed solely to amend the aforesaid portions of those Items to read as shown below and to also add the consent of KPMG Peat Marwich LLP to the financial statements appearing in Pre-effective Amendment no. 1 and add Exhibit (9) to this Registration Statement.


   Item 24.  Financial Statements and Exhibits


   Exhibits:

   (9)   Opinion of Counsel

   All other relevant exhibits, which have previously been filed with the Commission and are incorporated herein by reference, are as follows:

         (1) Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant was filed as Exhibit A(1) of the Registrant's registration statement on Form S-6 on August 3, 1982 (File no. 2-78652).

         (2) Agreement of Custodianship between the Depositor and The Provident Bank was filed as Exhibit 3 of the Registrant s Form N-4, Post-effective Amendment no. 5 on April 27, 1988 (File no.2-91213).

         (3)(a) Distribution Agreement between the Depositor and The O.N. Equity Sales Company was filed as Exhibit A(3)(a) of the Registrant's registration statement on Form S-6 on October 25, 1982 (File no. 2-78652).

         (3)(b) Registered Representative's Sales Contract with Variable Annuity Supplement was filed as Exhibit (3)(b) of the Registrant's Form N-4, Post-effective Amendment no. 9 on February 27, 1991 (File no. 2-91213).

         (3)(c) Variable Annuity Sales Commission Schedule was filed as E x h i bit A(3)(c) of the Registrant's registration statement on Form S-6 on May 18, 1984 (File no. 2-91213).

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         (4)         Combination  Annuity Contract, Form 96-VA-1, was filed as
                     Exhibit (4) of the Registrant s Registration Statement on August 22, 1996 (File no. 333-10907).

         (5) Variable Annuity Application, Form V-4895-A, was filed as Exhibit (5) of the Registrant s Registration Statement on August 22, 1996 (File no. 333-10907).

         (6)(a) Articles of Incorporation of the Depositor were filed as Exhibit A(6)(a) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

         (6)(b) Code of Regulations (by-laws) of the Depositor were filed as Exhibit A(6)(b) of Ohio National Variable Interest Account registration statement on Form N-8B-2 on July 11, 1980 (File no. 811-3060).

         (8) Powers of Attorney by certain Directors of the Depositor were filed as Exhibit (8) of the Registrant s Form N-4, Post-effective Amendment no. 15 on March 27, 1995 (File no. 2-91213).

         (13) Computation of Performance Data was filed as Exhibit (13) of the Registrant s Registration Statement on August 22, 1996 (File no. 333-10907).


   Item 32.  Undertakings and Representations

   Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, The Ohio National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by The Ohio National Life Insurance Company.

















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                                    SIGNATURES


   As required by the Securities Act of 1933 and the Investment Company Act of l940, the registrant, Ohio National Variable Account A has caused this pre-effective amendment to the registration statement to be signed on its behalf in the City of Cincinnati and the State of Ohio on this 31st day of December, 1996.


                           OHIO NATIONAL VARIABLE ACCOUNT A
                                     (Registrant)

                            By THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                                (Depositor)


                            By /s/Donald J. Zimmerman
                             Donald J. Zimmerman, Senior Vice President,
                                 Insurance Operations

   Attest:


   /s/Ronald L. Benedict
   Ronald L. Benedict
   Second Vice President and Counsel
   and Assistant Secretary



   As required by the Securities Act of 1933 and the Investment Company Act of l940, the depositor, The Ohio National Life Insurance Company, has caused this pre-effective amendment to the registration statement to be signed on its behalf in the City of Cincinnati and the State of Ohio on the 31st day of December, 1996.

                           THE OHIO NATIONAL LIFE INSURANCE COMPANY
                                               (Depositor)


                           By /s/Donald J. Zimmerman
                             Donald J. Zimmerman, Senior Vice President,
                                 Insurance Operations

   Attest:


    /s/Ronald L. Benedict
   Ronald L. Benedict
   Second Vice President and Counsel
   and Assistant Secretary

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   As required by the Securities Act of 1933, this pret-effective amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

   Signature                     Title                   Date

    /s/David B. O'Maley          Chairman, President,    December 31, 1996
    David B. O'Maley             Chief Executive Officer
                                 and Director


   */s/Dale P. Brown             Director                December 31, 1996
    Dale P. Brown


   */s/Jack E. Brown             Director                December 31, 1996
    Jack E. Brown


   */s/William R. Burleigh       Director                December 31, 1996
    William R. Burleigh


   */s/Victoria B. Buyniski            Director                December 31, 1996
    Victoria B. Buyniski


   */s/Raymond R. Clark          Director                December 31, 1996
    Raymond R. Clark


   */s/Alvin H. Crawford               Director                December 31, 1996
    Alvin H. Crawford


   */s/Bannus B. Hudson                Director                December 31, 1996
    Bannus B. Hudson


   */s/Daniel W. LeBlond               Director                December 31, 1996
    Daniel W. LeBlond


   */s/Charles S. Mechem, Jr.    Director                December 31, 1996
    Charles S. Mechem, Jr.


   */s/James W. Nethercott       Director                December 31, 1996
    James W. Nethercott

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   */s/Oliver W. Waddell         Director                December 31, 1996
    Oliver W. Waddell


   */s/Bradley L. Warnemunde     Chairman Emeritus and   December 31, 1996
    Bradley L. Warnemunde        Director


    /s/Donald J. Zimmerman       Senior Vice President,  December 31, 1996
    Donald J. Zimmerman          Insurance Operations &
                                 Secretary and Director

   *By /s/Donald J. Zimmerman
         Donald J. Zimmerman, Attorney in Fact pursuant to Powers of Attorney, copies of which have previously been filed as exhibits to the Registrant's registration statement.




































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                          INDEX OF CONSENTS AND EXHIBITS


                                                   Page Number in
   Exhibit                                         Sequential
   Number      Description                         Numbering System

               Consent of KPMG Peat Marwick LLP

   (9)         Opinion of Counsel









































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                                     CONSENTS






























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                                 PEAT MARWICK LLP

                                 1600 PNC Center
                              201 East Fifth Street
                               Cincinnati, OH 45202


                          Independent Auditor s Consent




   The Board of Directors
   The Ohio National Life Insurance Company:

   We consent to the inclusion of our reports included herein on the financial statements of Ohio National Variable Account A as of December 31, 1995 and for the periods indicated herein and on the consolidated financial statements of The Ohio National Life Insurance Company as of December 31,1995 and 1994 and for the periods indicated herein and to the reference to our firm under the heading Independent Certified Public Accountants in the Statement of Additional Information.

   Our report on the consolidated financial statements of The Ohio National Life Insurance Company refers to a change in accounting and reporting by mutual life insurance enterprises and insurance enterprises for certain long-duration participating contracts in 1995.



                                       /s/ KPMG Peat Marwick LLP
                                       KPMG Peat Marwick LLP




   Cincinnati, Ohio
   December 6, 1996















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